15045336

SEC Mail Processing Section
FEB 12 2015
Washington DC
403

SECU … MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anubis Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Fifth Avenue, 18th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence S. Block (212) 705-5090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

500 Ridgefield Court (Address) Asheville (City) NC (State) 28806 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence S. Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anubis Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President and Chief Compliance Officer
Title

Notary Public

SARA E. VALENZUELA
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01VA6317484
COMM. EXP. 01-05-2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

DHG
DIXON HUGHES GOODMAN LLP

500 Ridgefield Court
Asheville, NC 28806
D 828.254.2254
F 828.254.6859
www.dhgllp.com

– REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM –

To the Member of Anubis Securities LLC
New York, New York

We have audited the accompanying financial statements of Anubis Securities LLC (the "Company"), a wholly-owned subsidiary of Anubis Advisors LLC, which comprise the statement of financial condition as of December 31, 2014, the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Asheville, North Carolina
February 11, 2015

Dixon Hughes Goodman LLP

ANUBIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 267,895
Prepaid expenses and other assets	18,314
Total Assets	$ 286,209
LIABILITIES	
Accounts payable and accrued liabilities	$ 14,608
Total Liabilities	14,608
MEMBER'S EQUITY	271,601
Total Liabilities and Member's Equity	$ 286,209

See accompanying notes.

ANUBIS SECURITIES LLC
STATEMENT OF OPERATIONS
December 31, 2014

REVENUES	
Placement fees	$ 16,550,458
EXPENSES	
Commissions	225,000
Professional fees	48,914
Regulatory fees	57,696
License and fees	2,714
Insurance	758
IT consulting	1,711
Travel	3,129
Continuing education	1,199
Other expenses	3,697
Total Expenses	344,818
Net Income	$ 16,205,640

See accompanying notes.

ANUBIS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
December 31, 2014

Balance at December 31, 2013	$	50,961
Capital contributions		-
Distributions		(15,985,000)
Net income		16,205,640
Balance at December 31, 2014	$	271,601

See accompanying notes.

ANUBIS SECURITIES LLC
STATEMENT OF CASH FLOWS
December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	16,205,640
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in prepaid expenses and other assets		2,390
Increase in accounts payable and accrued liabilities		582
Cash provided by operating activities	$	16,208,612
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(15,985,000)
Cash used in financing activities	$	(15,985,000)
INCREASE IN CASH AND CASH EQUIVALENTS		223,612
CASH AND CASH EQUIVALENTS, Beginning of the Year		44,283
CASH AND CASH EQUIVALENTS, End of the Year	$	267,895

See accompanying notes.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Anubis Securities LLC (the "**Company**") is a Delaware limited liability company formed on January 3, 2011 under the name "Anubis BD Holdings LLC." It changed its name to "Anubis Securities LLC" on April 7, 2011. The Company's principal place of business is in New York. The Company's sole member is Anubis Advisors LLC ("**Anubis Advisors**"). On October 13, 2011, the Company became registered as a broker-dealer with the Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority ("**FINRA**"). The Company is also registered as a broker-dealer in 31 states, including the State of New York.

The Company's purpose of operating as a broker-dealer is (a) to raise capital from third-party investors in new or existing collective investment vehicles (sponsored by the Company or an affiliate or a third party), either through (i) a private placement of interests in such collective investment vehicles, (ii) selling interests in such collective investment vehicles (generally structured as limited partnerships and/or limited liability companies), and/or (iii) direct participation programs, and (b) to engage in the private placement of securities. The Company's primary business serves primarily institutional and high net worth customers.

The Company does not hold customer funds or securities and, accordingly, operates under the provisions of Paragraph k(2)(i) of SEC Rule 15c3-3 whereby it is exempt from the remaining provisions of SEC Rule 15c3-3. The requirements of Paragraph (k)(2)(i) of SEC Rule 15c3-3 provide, in general, that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. The amount of cash on deposit in federally-insured institutions is guaranteed up to $250,000 per depositor. The Company periodically has balances on deposit in excess of the insurance limits. The Company has not suffered any financial losses on uninsured deposits and monitors the credit risk of its primary financial institution. Cash equivalents are carried at cost which approximates fair value.

Income Taxes

The Company is a single-member limited liability company and is therefore disregarded for federal income tax purposes. The Company's sole member is Anubis Advisors, which is also a single-member limited liability company and disregarded for federal income tax purposes. Income and losses of the Company are reported on the federal income tax return of Island Capital Group LLC ("**ICG**"), the sole member of Anubis Advisors.

The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2014. Fiscal years ending on or after December 31, 2011, remain subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues derived from serving as placement agent based upon each placement agent agreement. Generally, the placement agent fee is based upon aggregate capital commitments (excluding those defined as affiliates in each agreement) and the entire placement agent fee is recognized as revenue as of the due date of the initial capital call for each respective private placement for which the Company serves as placement agent. In certain circumstances, a placement agent agreement may provide that the placement agent fee shall be based on the amount of capital called at each capital call, rather than the aggregate capital commitments, and in such circumstances the placement fee paid is recognized as revenue as of the due date of such capital call(s).

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum amount of net capital and that the ratio of "aggregate indebtedness" to "net capital," each as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is $5,000. At December 31, 2014, the Company had net capital of $253,287, and $248,287 of capital in excess of the minimum requirement.

NOTE C - TRANSACTIONS WITH AFFILIATES

All of the placement agent fees received by the Company were paid by entities that are controlled by ICG, the indirect parent company of the Company. Such fees were paid to the Company as placement agent in connection with the private placement offerings of interests in pooled investment vehicles controlled by such affiliated entities.

In accordance with the SEC interpretive letter issued to the New York Stock Exchange, Inc. and NASD Regulation, Inc. dated July 11, 2003 (the "**SEC Letter**"), the Company and ICG entered into an Amended and Restated Services, Space Sharing and Expense Agreement dated October 4, 2011 (the "**ICG Agreement**"), whereby ICG agrees to make available to the Company certain office space ("**ICG Office Space**") and the services of certain professionals and support staff ("**ICG Support Personnel**") to provide support services to the Company. ICG pays all of the costs and expenses of ICG Office Space and ICG Support Personnel attributable to the Company ("**ICG Covered Expenses**"), including: the salaries and employee benefits of the ICG Support Personnel; all rent, insurance and utilities related to the ICG Office Space; telecommunication, computer and other technology expenses; travel and entertainment expenses; marketing costs; office equipment and supplies; postage and printing; research costs; costs and expenses of consultants, temporary personnel and independent consultants; D&O/E&O insurance; and such

other expenses, other than Direct Expenses (defined below), attributable to the Company as may be agreed between the parties from time to time. The Company is responsible for the payment of the following expenses ("**Direct Expenses**"): all sales commissions payable to registered personnel; all licensing, registration and examination fees; continuing education costs; all assessments imposed by broker-dealer regulators; banking fees; audit fees; legal fees; taxes; fidelity bond premiums; and all payments to outside vendors with which the Company has contracted directly. The Company does not reimburse ICG for any ICG Covered Expenses and does not reflect such ICG Covered Expenses on its financial statements, although it maintains records reflecting the ICG Covered Expenses and an allocation of such ICG Covered Expenses to the Company as required by the SEC Letter.

In accordance with the SEC Letter, the Company and C-III Capital Partners LLC ("**C3CP**") entered into a Services, Space Sharing and Expense Agreement dated October 7, 2011 (the "**C3CP Agreement**"), whereby C3CP agrees to make available to the Company certain office space ("**C3CP Office Space**") and the services of certain professionals and support staff ("**C3CP Support Personnel**") to provide support services to the Company. C3CP pays all of the costs and expenses of the C3CP Office Space and C3CP Support Personnel attributable to the Company ("**C3CP Covered Expenses**"), including: the salaries and employee benefits of the C3CP Support Personnel; all rent, insurance and utilities related to the C3CP Office Space; telecommunication, computer and other technology expenses; travel and entertainment expenses; marketing costs; office equipment and supplies; postage and printing; research costs; costs and expenses of consultants, temporary personnel and independent consultants; D&O/E&O insurance; and such other expenses, other than Direct Expenses (defined above), attributable to the Company as may be agreed between the parties from time to time. The Company is responsible for the payment of all Direct Expenses. The Company does not reimburse C3CP for any C3CP Covered Expenses and does not reflect such C3CP Covered Expenses on its financial statements, although it maintains records reflecting the C3CP Covered Expenses and an allocation of such C3CP Covered Expenses to the Company as required by the SEC Letter.

The Company paid commissions to certain of its registered persons who were employees of either ICG or C3CP.

NOTE D – SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statements through February 11, 2015, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ANUBIS SECURITIES LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2014

Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 14,608
Minimum required net capital	$ 5,000
Net capital	
Member's equity	$ 271,601
Deductions:	
Prepaid expenses and other assets	18,314
Net capital	253,287
Minimum required net capital	5,000
Capital in excess of minimum requirement	$ 248,287
Ratio of aggregate indebtedness to net capital	5.77%

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A5, Part II-A, dated December 31, 2014.

ANUBIS SECURITIES LLC
ADDITIONAL NOTES
As of December 31, 2014

Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2014.

Anubis
SECURITIES

February 11, 2015

Re: Assertions Regarding Exemption Provisions

We, as members of management of Anubis Securities LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (the "SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2014 through December 31, 2014.

ANUBIS SECURITIES LLC

By: ______________________
Name: Lawrence S. Block
Title: President and Chief Compliance Officer

Dated: February 11, 2015

DHG
DIXON HUGHES GOODMAN LLP

EXEMPTION REVIEW REPORT

– REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM –

To the Member of Anubis Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Anubis Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Anubis Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(i) of SEC Rule 15c3-3 the computation for determination of the reserve requirements and did not maintain possession or control of any customer funds or securities from January 1, 2014 through December 31, 2014 (the "exemption provisions") and (2) Anubis Securities LLC stated that Anubis Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Anubis Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Anubis Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Asheville, North Carolina
February 11, 2015

DIXON HUGHES GOODMAN LLP

AGREED UPON PROCEDURES REPORT ON SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of Anubis Securities LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2014, which were agreed to by Anubis Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Anubis Securities LLC's compliance with the applicable instructions of Form SIPC-7. Anubis Securities LLC's management is responsible for Anubis Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, is not intended to be, and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Asheville, North Carolina
February 11, 2015